Filed pursuant to Rule 424(b)(3)

Registration No. 333-257474

ARK 21SHARES BITCOIN ETF

SUPPLEMENT NO. 3 DATED AUGUST 27, 2026

TO THE PROSPECTUS DATED JANUARY 10, 2024

This prospectus supplement No. 3 (this “Supplement”) is being filed to update and supplement the information contained in the prospectus of ARK 21Shares Bitcoin ETF (the “Trust”) dated January 10, 2024 (as supplemented or amended from time to time, the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-257474) initially declared effective by the Securities and Exchange Commission (the “SEC”) on January 10, 2024 (as amended by the Post-Effective Amendment No. 1, declared effective May 22, 2024, and as further amended, the “Registration Statement”).

The purpose of this Supplement is to update and supplement certain information contained in the Registration Statement and Prospectus to disclose (i) that prior to August 27, 2026, the Trust used the CME CF Bitcoin Reference Rate - New York Variant (the “Prior Index”) and as of August 27, 2026, the Trust began using the FTSE Bitcoin Index (the “Index”) and (ii) a change in the timing of payment of the Sponsor Fee (as defined below) from being payable in bitcoin weekly in arrears to at least quarterly in arrears. Except as otherwise set forth below, the information set forth in the Registration Statement and Prospectus remains unchanged. For clarity, additions to existing disclosure from the Registration Statement and Prospectus are indicated with bold, underlined text and deletions are indicated with strikethrough. All page, paragraph and section references used herein refer to the Registration Statement and Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement and Prospectus.

The information set forth below serves as a supplement to the Registration Statement and Prospectus. Except as described herein, the information provided in the Registration Statement and Prospectus continues to apply. To the extent this Supplement differs from or updates information in the Registration Statement or Prospectus, you should rely on the information contained in this Supplement. The Registration Statement and Prospectus contain important additional information. This Supplement should be read in conjunction with the Registration Statement and Prospectus.

Shares

ARK 21Shares Bitcoin ETF

The ARK 21Shares Bitcoin ETF (the “Trust”) is an exchange-traded fund that issues common shares of beneficial interest (the “Shares”) that trade on the Cboe BZX Exchange, Inc. (the “Exchange”). The Trust’s investment objective is to seek to track the performance of bitcoin, as measured by the performance of the ~~CME CF~~FTSE Bitcoin ~~Reference Rate — New York Variant~~Index (the “Index”), as adjusted for the Trust’s expenses and other liabilities. ~~CF Benchmarks Ltd. is the administrator for the Index (the “Index Provider”).~~ The Index is calculated by FTSE International Limited (the “Index Provider” or “FTSE”) based on the volume weighted average price across qualifying bitcoin spot markets (“Constituent Exchanges”). The Index is designed to ~~reflect~~track the performance of bitcoin in U.S. dollars. In seeking to achieve its investment objective, the Trust holds bitcoin and the Trust’s administrator values ~~its~~the Trust’s Shares daily based on the Index. 21Shares US LLC (the “Sponsor”) is the sponsor of the Trust, CSC Delaware Trust Company (the “Trustee”) is the trustee of the Trust, and Coinbase Custody Trust Company, LLC (“Coinbase ~~Custody~~Custodian”), BitGo Bank & Trust, N.A. (“BitGo”), Anchorage Digital Bank N.A. (“Anchorage”) and BitGo New York Trust Company, LLC (“BitGo New York”, and, together with Coinbase Custodian, BitGo and Anchorage, as the context may require, the “Bitcoin Custodians” and each a “Bitcoin Custodian”) ~~(the “Bitcoin Custodian”) is~~are the bitcoin custodians for the Trust and ~~will~~ hold all of the Trust’s bitcoin on the Trust’s behalf. ARK Investment Management LLC (the “Sub-Adviser”) is the sub-adviser of the Trust and provides assistance in the marketing of the Shares.

~~CME CF Bitcoin Reference Rate — New York Variant for the Bitcoin — U.S. Dollar trading pair (the “Index”), produced by CF Benchmarks Ltd., on April 23, 2024 was $66,591.48.~~

On August 20, 2026, the Index was approximately $72,251.79.

PROSPECTUS SUMMARY

Overview of the Trust

The ARK 21Shares Bitcoin ETF (the “Trust”) is an exchange-traded fund that issues common shares of beneficial interest (the “Shares”) that trade on the Cboe BZX Exchange, Inc. (the “Exchange”). The Trust’s investment objective is to seek to track the performance of bitcoin, as measured by the performance of the ~~CME CF~~FTSE Bitcoin ~~Reference Rate — New York Variant~~Index (the “Index”), as adjusted for the Trust’s expenses and other liabilities. The Index is calculated by ~~CF Benchmarks Ltd. (the “Index Provider”) based on an aggregation of executed trade flow of major bitcoin spot exchanges. The Index~~FTSE International Limited (the “Index Provider” or “FTSE”). The Index is designed to ~~reflect~~track the performance of bitcoin in U.S. dollars. ~~The Index currently uses substantially the same methodology as the CME CF Bitcoin Reference Rate (“BRR”), including utilizing the same six bitcoin exchanges, which is the underlying rate to determine settlement of CME bitcoin futures contracts, except that the Index is calculated as of 4:00 p.m. Eastern time (“ET”), whereas the BRR is calculated as of 4:00 p.m. London time.~~ The Shares of the Trust are valued daily based on the Index.

~~The CME CF Bitcoin Reference Rate — New York Variant~~

The Index

The Index~~, which~~ was introduced on ~~February 28, 2022, is based on materially the same methodology (except calculation time) as the Index Provider’s BRR, which was first introduced on November 14, 2016, and is the rate on which bitcoin futures contracts are cash-settled in U.S. dollars at the CME. The Index is designed based on the IOSCO Principals for Financial Benchmarks. The Index~~June 16, 2022. The Index Provider is the administrator of the Index. The Index is calculated ~~daily and aggregates the notional value of bitcoin trading activity across major bitcoin spot exchanges~~on weekdays and on Sundays.

~~The Sponsor believes that the use of the Index is reflective of a reasonable valuation of the average spot price of bitcoin and that resistance to manipulation is a priority aim of its design methodology. The methodology: (i) takes an observation period and divides it into equal partitions of time; (ii) then calculates the volume-weighted median of all transactions within each partition; and (iii) the value is determined from the arithmetic mean of the volume-weighted medians, equally weighted. By employing the foregoing steps, the Index thereby seeks to ensure that transactions in bitcoin conducted at outlying prices do not have an undue effect on the value of a specific partition, that large trades or clusters of trades transacted over a short period of time will not have an undue influence on the index level, and the effect of large trades at prices that deviate from the prevailing price are mitigated from having an undue influence on the benchmark level.~~

The Sponsor believes that the use of the Index is reflective of a reasonable valuation of the average spot price of bitcoin. The Sponsor has selected the Index for its quality and rigor as well as its broad, well-balanced universe, which the Sponsor believes best reflects the market price of bitcoin.

The Index is determined as a 15-second volume-weighted average price (“VWAP”) of bitcoin closing prices in USD calculated across Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET. For example, the fix at 4:00 p.m. takes all prices published every 15 seconds in the observation window from 3:00:15 p.m. to 4:00:00 p.m. ET (240 observations). Executed transactions from Constituent Exchanges are used in the calculation; price quotes are not used, and prices are calculated net of any transaction costs. After conversion to USD and prior to the final volume-weighted VWAP calculation, executed trades are filtered to identify and remove outliers. Duplicate trades are first removed. At the exchange level, all executed trades for bitcoin from the most recent 10-minute window are aggregated, a VWAP is calculated for each Constituent Exchange, and trades from any Constituent Exchange whose VWAP falls outside 1.5 standard deviations of the mean VWAP across all Constituent Exchanges are excluded. At the trade level, any individual trade with a price that falls outside 2.5 standard deviations of the mean price across the then most recent 10-minute window across the Constituent Exchanges is excluded. By employing the foregoing steps, the Index thereby seeks to be a price reflection for bitcoin in U.S. dollars.

The selection of exchanges for use in the Index is based on specified criteria and eligibility standards. However, changes to the Constituent Exchanges may result in an impact on the pricing information reflected in the Index. The exchanges on which market participants primarily execute transactions for bitcoin may evolve from time to time, and the Index Provider may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons. To the extent the Trust executes transactions for bitcoin, the exchanges on which the Trust executes transactions do not impact the Constituent Exchanges comprising the Index.

The Sponsor may, in its sole discretion, change either the Index or Index Provider without Shareholder approval. Should such a change take place, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website. Once it has actual knowledge of material changes to the Constituent Exchanges used to calculate the Index, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website. Any adjustments made to the Index will be published on the Index Provider’s website at https://www.lseg.com/en/ftse-russell/indices/digital-asset#overview or any successor thereto. None of the information on the Index Provider’s website is incorporated by reference into this Prospectus.

~~In addition, the Sponsor notes that an~~An oversight function is implemented by the Index Provider in seeking to ensure that the Index is administered through codified policies for Index integrity, which include a ~~conflicts~~conflict of interest policy, a control framework, an accountability framework, and an input data policy. ~~It is also subject to the~~These policies are subject to regular review at least once a year by FTSE, with feedback considered by FTSE’s Governance Board before approval is granted. FTSE is authorized as a “Benchmark Administrator” and regulated in the United Kingdom by the Financial Conduct Authority under the UK Benchmark Regulation ~~(“BMR”), compliance with which regulations has been subject to a Limited Assurance Audit under the ISAE 3000 standard as of September 12, 2022, which is publicly available~~.

Index data and the description of the Index are based on information made publicly available by the Index Provider on its website at https://www.~~cfbenchmarks~~lseg.com/en/ftse-russell/indices/digital-asset#overview. None of the information on the Index Provider’s website is incorporated by reference into this Prospectus.

The Index Provider makes no warranty, express or implied, as to the results to be obtained by any person or entity from the use of the Index for any purpose. Index information and any other data calculated and/or disseminated, in whole or part, by the Index Provider is for informational purposes only, not intended for trading purposes, and provided on an “as is” basis. The Index Provider does not warrant that the Index information will be uninterrupted or error-free, or that defects will be corrected. The Index Provider also does not recommend or make any representation as to possible benefits from any securities or investments, or third-party products or services. Shareholders should undertake their own due diligence regarding investment practices.

The Sponsor has entered into a licensing agreement with the Index Provider to use the Index~~. The~~, pursuant to which the Trust is entitled to use the Index ~~pursuant to a sub-licensing arrangement with~~ as a permitted affiliate of the Sponsor. ~~As the Index is calculated as a price return, it~~The Index currently does not track airdrops involving bitcoin. Accordingly, the Trust ~~will~~does not participate in airdrops, as further described below in “Risk factors — The inability to recognize the economic benefit of a ~~'fork" or an "airdrop"~~  ‘fork’ or an ‘airdrop’ could adversely impact an investment in the Trust.”

Pricing Information Available on the Exchange and Other Sources

~~Any adjustments made to the Index will be published on the Index Provider’s website at https://www.cfbenchmarks.com or any successor thereto.~~

~~The selection of exchanges for use in the Index is based on the accessible venues where execution transactions for bitcoin will occur. The exchanges on which market participants primarily execute transactions for bitcoin may evolve from time to time, and the Index Provider may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons. To the extent the Trust executes transactions for bitcoin, the exchanges on which the Trust executes transactions do not impact the Constituent Exchanges comprising the Index. Although Constituent Exchanges are selected for inclusion within the Index in accordance with specified criteria and eligibility standards, changes to the Constituent Exchanges may result in an impact on the pricing information reflected in the Index. Once it has actual knowledge of material changes to the Constituent Exchanges used to calculate the Index, the Trust will notify Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports.~~

~~The Sponsor may, in its sole discretion, change either the Index or Index Provider without Shareholder approval.~~

~~The intra-day levels and closing levels of the Index are published by the Index Provider, and the closing NAV is published by the Administrator (as defined below).~~

~~The Index Provider makes no warranty, express or implied, as to the results to be obtained by any person or entity from the use of the Index for any purpose. Index information and any other data calculated and/or disseminated, in whole or part, by the Index Provider is for informational purposes only, not intended for trading purposes, and provided on an “as is” basis. The Index Provider does not warrant that the Index information will be uninterrupted or error-free, or that defects will be corrected. The Index Provider also does not recommend or make any representation as to possible benefits from any securities or investments, or third-party products or services. Shareholders should undertake their own due diligence regarding securities and investment practices.~~

The Trust’s Fees and Expenses

The Sponsor Fee will accrue daily and will be payable in bitcoin ~~weekly~~at least quarterly in arrears. The Administrator will calculate the Sponsor Fee on a daily basis by applying a 0.21% annualized rate to the Trust’s ~~total bitcoin holdings~~NAV, and the amount of bitcoin payable in respect of each daily accrual shall be determined by reference to the Index. The Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the Sponsor Fee. Operating expenses assumed by the Sponsor include (i) fees to the Sub-Adviser; (ii) the Marketing Fee, (iii) fees to the administrator, if any, (iv) fees to the Bitcoin Custodians, (v) fees to the Transfer Agent, (vi) fees to the Trustee, (vii) the fees and expenses related to any future listing, trading or quotation of the Shares on any listing exchange or quotation system (including legal, marketing and audit fees and expenses), (viii) ordinary course legal fees and expenses but not litigation-related expenses, (ix) audit fees, (x) regulatory fees, including, if applicable, any fees relating to the registration of the Shares under the Securities Act of 1933 (the “1933 Act”) or Exchange Act, (xi) printing and mailing costs; (xii) costs of maintaining the Trust’s website and (xiii) applicable license fees (each, a “Sponsor-paid Expense,” and together, the “Sponsor-paid Expenses”), provided that any expense that qualifies as an Additional Trust Expense (as defined below) will be deemed to be an Additional Trust Expense and not a Sponsor-paid Expense. In the Sponsor’s sole discretion, all or any portion of a Sponsor-paid Expense may be redesignated as an Additional Trust Expense. The Trust will be responsible for bitcoin-related on-chain transaction fees associated with creation and redemption transactions and transactions with the Prime Broker, and the Sponsor will assume such expense of the Trust in consideration for the Sponsor Fee. There is currently no predetermined cap on the aggregate amount of Sponsor-paid expenses. Should the Trust implement a predetermined cap on aggregate Sponsor-paid expenses, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website.

RISK FACTORS

Risks Associated with the Index and Index Pricing

The change in the Trust’s Index from the CME CF Bitcoin Reference Rate – New York Variant to the FTSE Bitcoin Index may adversely affect the Trust’s NAV, the market price of the Shares and an investment in the Trust.

The Trust has terminated its licensing agreement with CF Benchmarks Ltd. (the “Prior Index Provider”) relating to the Prior Index and entered into a new licensing agreement with FTSE relating to the Index, which now serves as the “Index” for purposes of calculating the Trust’s NAV. The change in Index involves differences in calculation methodology, constituent exchange composition, and pricing inputs that may cause the Trust’s NAV to differ from what it would have been under the Prior Index, and investors should be aware of the following risks in connection with this transition.

The Index is determined as a 15-second VWAP of bitcoin closing prices in USD calculated across the Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET, and it applies specific trade-level and exchange-level filtering and outlier-removal steps as part of its methodology. The Prior Index used a different calculation methodology, a different set of contributing platforms, and different weighting and filtering conventions. As a result of these methodological differences, there is no assurance that the Index will produce the same bitcoin price as the Prior Index at any given time, and differences between the two may be material. To the extent the Index produces a materially different bitcoin price than the Prior Index would have produced on the same day, the Trust’s NAV calculated under the Index may be higher or lower than the NAV that would have been calculated under the Prior Index.

The Index is based on pricing information from a set of qualifying bitcoin spot markets referred to as the “Constituent Exchanges.” The Constituent Exchanges used by the Index differ from the contributing platforms used by the Prior Index. While each of the Constituent Exchanges is subject to a range of federal and state laws regarding various aspects of their functioning, none of the Constituent Exchanges are currently registered with the SEC as a national securities exchange, broker-dealer or clearing agency. Certain of the Constituent Exchanges are headquartered outside of the United States and may be subject to less regulatory oversight than U.S.-regulated venues. The concentration of pricing volume in any one or more Constituent Exchanges means that the Trust’s NAV may be more susceptible to price anomalies, technological failures, regulatory actions, or market disruptions affecting those exchanges. Because the Index relies on price data from third-party bitcoin spot markets that are not registered with or supervised by the SEC or CFTC and whose inputs may be subject to technological error, manipulative activity or fraudulent reporting, the bitcoin price reflected by the Index (and therefore the Trust’s NAV) could be adversely affected.

During the period immediately following the transition from the Prior Index to the Index the Trust’s NAV may reflect pricing that differs from market expectations or historical patterns based on the Prior Index. Investors who purchased Shares when the Trust used the Prior Index and who continue to hold Shares following the transition should be aware that the Index may reflect a different view of bitcoin’s price than the Prior Index. There can be no assurance that any transition period will be free from pricing discrepancies, NAV calculation errors or other disruptions resulting from the change in Index. To the extent market prices differ materially from the Index price, investors may lose confidence in the Shares’ ability to track the market price of bitcoin, which could adversely affect the value of the Shares.

The Index has a limited history.

The Index was developed by the Index Provider and has a limited performance history. ~~Although the Index is based on materially the same methodology (except calculation time) as the Index Provider’s Bitcoin Reference Rate (“BRR”), which~~The Index was first introduced ~~in November 2016, the Index itself has only been in operation since February 2022, and the Index~~on June 16, 2022 and the Index has only featured its current roster of Constituent Exchanges since ~~May 2022~~October 20, 2023. A longer history of actual performance through various economic and market conditions would provide greater and more reliable information for an investor to assess the Index’s performance. The Index Provider has substantial discretion at any time to change the methodology used to calculate the Index, including the spot markets that contribute prices to the Trust’s NAV. The Index Provider does not have any obligation to take the needs of the Trust, the Trust’s Shareholders, or anyone else into consideration in connection with such changes. There is no guarantee that the methodology currently used in calculating the Index will appropriately track the price of bitcoin in the future. The Index Provider has no obligation to take the needs of the Trust or the Shareholders into consideration in determining, composing, or calculating the Index.

THE TRUST AND BITCOIN PRICES

Use of the ~~CME CF~~FTSE Bitcoin ~~Reference Rate — New York Variant~~Index

The net assets of the Trust and its Shares are valued on a daily basis with reference to the FTSE Bitcoin Index, the Index, a standardized reference rate published by FTSE International Limited, the Index Provider, that is designed to track the performance of bitcoin in U.S. dollars. The Index is calculated on each weekday and on Sundays between 3:00:15 p.m. and 4:00:00 p.m. ET. The Sponsor believes that the use of the Index is reflective of a reasonable valuation of the average spot price of bitcoin. The Sponsor has selected the Index for its quality and rigor as well as its broad, well-balanced universe, which the Sponsor believes best reflects the market price of bitcoin.

The Index is determined as a 15-second volume-weighted average price VWAP of bitcoin closing prices in USD calculated across Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET. For example, the fix at 4:00 p.m. takes all prices published every 15 seconds in the observation window from 3:00:15 p.m. to 4:00:00 p.m. ET (240 observations). Executed transactions from Constituent Exchanges are used in the calculation; price quotes are not used, and prices are calculated net of any transaction costs. After conversion to USD and prior to the final volume-weighted VWAP calculation, executed trades are filtered to identify and remove outliers. Duplicate trades are first removed. At the exchange level, all executed trades for bitcoin from the most recent 10-minute window are aggregated, a VWAP is calculated for each Constituent Exchange, and trades from any Constituent Exchange whose VWAP falls outside 1.5 standard deviations of the mean VWAP across all Constituent Exchanges are excluded. At the trade level, any individual trade with a price that falls outside 2.5 standard deviations of the mean price across the then most recent 10-minute window across the Constituent Exchanges is excluded.

Exchanges are eligible for inclusion in the Index as Constituent Exchanges if they qualify as either Watchlist or Participating Exchanges under the Index Provider’s exchange vetting methodology. Watchlist Exchanges must, among other things: (i) have a domicile that does not restrict capital trading by foreign or international investors; (ii) be managed by companies with easily available and verified biographical information on their executive leadership team; (iii) maintain a minimum average daily reported volume of $5,000,000 USD over the six-month period leading up to each quarterly review; (iv) operate as a centralized spot exchange facilitating spot delivery transactions of underlying digital assets; and (v) provide continuous trade data including asset pair, price, volume and accurate timestamp for each trade. Watchlist Exchanges must also pass comprehensive data science tests during each of the previous two quarters demonstrating that trading follows natural buy and sell patterns and occurs at natural and expected lot levels. Participating Exchanges must satisfy all Watchlist criteria and additionally must: (i) operate within the laws of their domiciled country and hold all relevant licensing and registrations; (ii) differentiate users based on geolocation; (iii) have complied with regulatory authorities for requests for information; enforce KYC and AML controls requiring verification of a user’s name, email address, phone number, government-issued identification and bank account; not appear on any third-party sanctions lists; have no founded accusations of fraud or criminal charges against the exchange or its leadership; have experienced no meaningful security lapse or breach in the last 12 months resulting in loss of client or exchange funds exceeding 1.0% of total holdings; and have experienced no significant downtime, defined as more than 24 cumulative hours in any one quarter.

As of July 31, 2026, the Constituent Exchanges included in the Index were Kraken, Bitstamp, Bitfinex, LMAX, Gemini, bitFlyer, itBit and Luno. As of July 31, 2026, Kraken made up 43.470%, Bitstamp made up 21.526%, Bitfinex made up 16.194%, LMAX made up 12.472%, Gemini made up 3.849%, bitFlyer made up 1.557% and itBit made up 0.857%, with Luno holding the remaining 0.076% of the market share by trading volume of the Index. For the three-month period ending July 31, 2026, Kraken had a pricing volume of $15,505,217,958.36, Bitstamp had a pricing volume of $7,677,882,871.16, Bitfinex had a pricing volume of $5,776,010,580.89, LMAX had a pricing volume of $4,448,466,784.49, Gemini had a pricing volume of $1,372,737,974.41, bitFlyer had a pricing volume of $555,273,811.13, itBit had a pricing volume of $305,690,906.57 and Luno had a pricing volume of $27,250,746.06.

The Constituent Exchanges had an aggregate price volume in the bitcoin-USD pair during the three-month period from May 1, 2026 to July 31, 2026 as shown in the table below:

Aggregate Price Volume of bitcoin-USD Constituent Exchange (USD)
Period	Kraken	Bitstamp	Bitfinex	Other
5/1/26 - 7/31/26	$15,505,217,958.36	$7,677,882,871.16	$5,776,010,580.89	$6,709,420,222.66

The table below reflects the market share of each of the Constituent Exchanges included in the Index using data observed by the Index through the Constituent Exchanges from May 1, 2026 to July 31, 2026:

Market Share of the bitcoin-USD Constituent Exchanges
Period	Kraken	Bitstamp	Bitfinex	Other
5/1/26 – 7/31/26	43.470%	21.526%	16.194%	18.810%

Kraken’s headquarters are located in San Francisco, California. Kraken is registered as a money services business (“MSB”) with the Financial Crimes Enforcement Network (“FinCEN”), and holds licenses to engage in money transmission, or the state equivalent, in the majority of U.S. states.

Bitstamp is a U.K.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as money transmitter in various U.S. states.

Bitfinex is a British Virgin Islands-based trading platform registered as an MSB with FinCEN.

While each of the Constituent Exchanges is subject to a range of federal and state laws regarding various aspects of their functioning, none of the Constituent Exchanges are currently registered with the SEC as a national securities exchange, broker dealer or clearing agency. Further information regarding the domicile, regulation and legal compliance of the Constituent Exchanges may be found, where available, on the websites for such Constituent Exchanges and public registers for compliance with local regulations, among other places.

An oversight function is implemented by the Index in seeking to ensure that the Index is administered through codified policies for Index integrity, which include a conflict of interest policy, a control framework, an accountability framework, and an input data policy. These policies are subject to regular review at least once a year by FTSE, with feedback considered by FTSE’s Governance Board before approval is granted. FTSE is authorized as a “Benchmark Administrator” and regulated in the United Kingdom by the Financial Conduct Authority under the UK Benchmark Regulation.

The Sponsor holds full discretion to change either the Index or the Index Provider subject to proper notification to Shareholders. Shareholder approval is not required. Adjustments to the Index could impact the NAV of the Trust. These adjustments may result in variations in the calculated spot price of bitcoin, thereby affecting the valuation of the Trust’s assets and the Trust’s NAV per Share. Once it has actual knowledge of material changes to the Constituent Exchanges used to calculate the Index, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic reports under the Exchange Act, as applicable, and on the Sponsor’s website.

The ~~Trust determines the Bitcoin Index Price and values its Shares daily based on the value of bitcoin as reflected by the Index. The Index is calculated daily and aggregates the notional value of bitcoin trading activity across major bitcoin spot exchanges. The Index currently uses substantially the same methodology as the CME CF Bitcoin Reference Rate (“BRR”), including utilizing the same constituent Bitcoin Exchanges, which is the underlying rate to determine settlement of CME bitcoin futures contracts, except that the Index is calculated as of 4:00 p.m. ET, whereas the BRR is calculated as of 4:00 p.m. London time. The Index is designed based on the IOSCO Principals for Financial Benchmarks. The Index Provider is the administrator of the Index.~~ The ~~Trust~~ Administrator also uses the Index to calculate ~~its~~the Trust’s NAV, which is the aggregate U.S. Dollar value of bitcoin in the Trust, based on the Index, less its liabilities and expenses. “NAV per Share” is calculated by dividing NAV by the number of Shares currently outstanding. NAV and NAV per Share are not measures calculated in accordance with GAAP. NAV is not intended to be a substitute for the Trust’s Principal Market NAV calculated in accordance with GAAP, and NAV per Share is not intended to be a substitute for the Trust’s Principal Market NAV per Share calculated in accordance with GAAP.

~~The Index was created to facilitate financial products based on bitcoin. It serves as a once-a-day benchmark rate of the U.S. dollar price of bitcoin (USD/BTC), calculated as of 4:00 p.m. ET. The Index, which has been calculated and published since February 28, 2022, aggregates the trade flow of several Bitcoin Exchanges, during an observation window between 3:00 p.m. and 4:00 p.m. ET into the U.S. dollar price of one bitcoin at 4:00 p.m. ET.~~

~~Specifically, the Index is calculated based on the “Relevant Transactions” (as defined below) of all of its constituent Bitcoin Exchanges (the “Constituent Exchanges”) as follows:~~

~~●~~	~~All Relevant Transactions are added to a joint list, recording the time of execution, trade price and size for each transaction.~~

~~●~~	~~The list is partitioned by timestamp into 12 equally-sized time intervals of 5 (five) minute length.~~

~~●~~	~~For each partition separately, the volume-weighted median trade price is calculated from the trade prices and sizes of all Relevant Transactions, i.e., across all Constituent Exchanges. A volume-weighted median differs from a standard median in that a weighting factor, in this case trade size, is factored into the calculation.~~

~~●~~	~~The Index is then determined by the equally-weighted average of the volume medians of all partitions.~~

~~As of the date of this prospectus, the Constituent Exchanges included in the CF Benchmarks Index that are utilized by the Trust are Coinbase, Bitstamp, itBit, Kraken, Gemini, and LMAX Digital.~~

~~Coinbase:    A U.S.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as a money transmitter in various U.S. states.~~

~~Bitstamp:    A U.K.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as money transmitter in various U.S. states.~~

~~Itbit:    A U.S.-based exchange that is chartered by the NYDFS as a limited purpose trust company. It is also registered with FinCEN as an MSB and is licensed as a money transmitter in various U.S. states.~~

~~Kraken:    A U.S.-based exchange that is registered as an MSB with FinCEN in various U.S. states. Kraken is registered with the FCA and is authorized by the Central Bank of Ireland as a Virtual Asset Service Provider (“VASP”). Kraken also holds a variety of other licenses and regulatory approvals, including those from the Japan Financial Services Agency (“JFSA”) and the Canadian Securities Administrators (“CSA”).~~

~~Gemini:    A U.S.-based exchange that is chartered by the NYDFS as a limited purpose trust company. It is also registered with FinCEN as an MSB and has money transmitter licenses (or the statutory equivalent) in various U.S. states, an E-Money License from the Financial Conduct Authority in the U.K., and an E-Money License from the Central Bank of Ireland.~~

~~LMAX Digital:    A Gibraltar based exchange regulated by the Gibraltar Financial Services Commission (“GFSC”) as a DLT provider for execution and custody services. LMAX Digital does not hold a BitLicense and is part of LMAX Group, a U.K-based operator of a FCA regulated Multilateral Trading Facility and Broker-Dealer.~~

~~An oversight function is implemented by the Index Provider in seeking to ensure that the Index is administered through the Index Provider’s codified policies for Index integrity. The Index is administered through the Index Provider’s codified policies for Index integrity, including a conflicts of interest policy, a control framework, an accountability framework, and an input data policy. It is also subject to the UK BMR regulations, compliance with which regulations has been subject to a Limited Assurance Audit under the ISAE 3000 standard as of September 12, 2022, which is publicly available.~~

~~The Index is subject to oversight by the CME CF Oversight Committee. The CME CF Oversight Committee shall be comprised of at least five members, including at least: (i) two who are representatives of CME (“CME Members”); (ii) one who is a representative of CF (“CF Member”); and (iii) two who bring expertise and industry knowledge relating to benchmark determination, issuance and operations. The CME CF Oversight Committee meets no less frequently than quarterly. The CME CF Oversight Committee’s Founding Charter and quarterly meeting minutes are publicly available.~~

~~The Constituent Exchanges for the Index were updated in May 2022, when LMAX Digital was added to the Index following review by the Oversight Committee and a determination that LMAX Digital was in conformance with the eligibility criteria for Constituent Exchanges.~~

~~The Sponsor believes that the use of the Index is reflective of a reasonable valuation of the average spot price of bitcoin and that resistance to manipulation is a priority aim of its design methodology. The methodology: (i) takes an observation period and divides it into equal partitions of time; (ii) then calculates the volume-weighted median of all transactions within each partition; and (iii) the value is determined from the arithmetic mean of the volume-weighted medians, equally weighted. By employing the foregoing steps, the Index thereby seeks to ensure that transactions in bitcoin conducted at outlying prices do not have an undue effect on the value of a specific partition, large trades or clusters of trades transacted over a short period of time will not have an undue influence on the index level, and the effect of large trades at prices that deviate from the prevailing price are mitigated from having an undue influence on the benchmark level.~~

~~The Sponsor holds full discretion to change either the Index or the Index provider subject to proper notification to shareholders. Shareholder approval is not required.~~

Index data and the description of the Index are based on information made publicly available by the Index Provider on its website at https://www.~~cfbenchmarks.com~~lseg.com/en/ftse-russell/indices/digital-asset#overview, which also contains more information on how the Index Provider calculates the Index. None of the information on the Index Provider’s website is incorporated by reference into this Prospectus.

The Sponsor has entered into a licensing agreement with the Index Provider to use the Index (the “Index Licensing Agreement”). The Trust is entitled to use the Index as a permitted affiliate of the Sponsor. Pursuant to the Index Licensing Agreement, the Index Provider provides each of the Sponsor, the Trust, and their affiliates a non-exclusive, non-transferable, non-sub-licensable, worldwide license to access, view and use the Index to develop, create, calculate, settle, maintain or support and market the Trust. Such license has a one-year initial term and will automatically be renewed for successive one-year periods, unless terminated pursuant to its terms.

The Index does not track airdrops involving bitcoin. Accordingly, the Trust does not participate in airdrops, as further described above in “Risk Factors — The inability to recognize the economic benefit of a “fork” or an “airdrop” could adversely impact an investment in the Trust.”

~~For the year ended September 30, 2023, the market share by trading volume of the constituent trading platforms comprising the Index are as follows:~~

~~Market Share by Trading Volume 1-Year Ended 30-Sept-2023~~
~~Coinbase~~		~~Kraken~~		~~Lmax~~		~~Bitstamp~~		~~Gemini~~		~~Itbit~~
~~65.60~~	~~%~~	~~11.81~~	~~%~~	~~12.02~~	~~%~~	~~7.35~~	~~%~~	~~2.25~~	~~%~~	~~0.97~~	~~%~~

The Index Provider is a company incorporated and registered in England, and its principal offices are located at 10 Paternoster Square, London, EC4M 7LS, United Kingdom. The Index Provider is experienced in calculating and administering digital asset indices. The Index Provider is unaffiliated with the Sponsor.

Irrespective of its obligations towards the Sponsor and the Trust, the Index Provider has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Publication of the Index by the Index Provider neither constitutes a recommendation by the Index Provider to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of the Index Provider with regard to any investment in this financial instrument. The Index Provider is not responsible for fulfilling the legal requirements concerning the accuracy and completeness of the financial instrument’s prospectus.

Transition from the CME CF Bitcoin Reference Rate — New York Variant to the FTSE Bitcoin Index

On August 27, 2026, the Trust changed its index from the Prior Index to the Index. Prior to August 27, 2026, the Trust’s NAV and NAV per Share were calculated using the index price based on the Prior Index. As of August 27, 2026, the Trust’s NAV and NAV per Share are calculated using the index price based on the Index. Performance of the Trust prior to August 27, 2026 is therefore based on the Trust’s investment strategy to track the Prior Index and may have been different had the Trust tracked the current Index.

The Prior Index and the Index differ in certain material respects, including with respect to the Index Provider, the days on which each is calculated, the price aggregation methodology employed, the manner in which the observation window is structured and partitioned, the approach to filtering outlier trades, and the criteria and processes by which constituent trading venues are selected and reviewed. These differences are described in the table below. Because the two indexes employ different methodologies and may draw on data from different constituent exchanges or platforms, there can be no assurance that the Index will produce the same bitcoin price as the Prior Index at any given time, and differences between the two may be material at any given time or over any given period.

Feature	Prior Index (CME CF Bitcoin Reference Rate – New York Variant)	Index (FTSE Bitcoin Index)
Index Provider	CF Benchmarks Ltd. (the “Prior Index Provider)	FTSE International Limited (the “Index Provider”)
Regulatory Status	The Prior Index Provider is subject to the UK Benchmark Regulation (BMR), compliance with which has been subject to a Limited Assurance Audit under the ISAE 3000 standard.	The Index Provider is authorized as a “Benchmark Administrator” and regulated by the Financial Conduct Authority in the United Kingdom under the UK Benchmark Regulation.
Calculation Days	The NAV is calculated on each day other than a day when the Exchange is closed for regular trading.	Weekdays (Monday through Friday) and Sundays.
Calculation Time	Shares are valued daily as of 4:00 p.m. ET.	Shares are valued daily as of 4:00 p.m. ET.
Observation Window	From 3:00 p.m. to 4:00 p.m. New York time (one hour).	3:00:15 p.m. to 4:00:00 p.m. ET (one hour, producing 240 price observations at 15-second intervals).
Price Aggregation Method	The value is determined from the arithmetic mean of the volume-weighted medians, equally weighted.

The benchmark level is a 15-second volume-weighted average price (VWAP) of bitcoin closing prices in USD calculated across Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET, after application of exchange-level and trade-level outlier filters.

Feature	Prior Index (CME CF Bitcoin Reference Rate – New York Variant)	Index (FTSE Bitcoin Index)
Outlier and Error Handling

An oversight function is implemented by the Prior Index Provider in seeking to ensure that the Prior Index is administered through codified policies for integrity, which include a conflicts of interest policy, a control framework, an accountability framework, and an input data policy.

After conversion to USD and prior to the final volume-weighted VWAP calculation, executed trades are filtered to identify and remove outliers. Duplicate trades are first removed. At the exchange level, all executed trades for bitcoin from the most recent 10-minute window are aggregated, a VWAP is calculated for each Constituent Exchange, and trades from any Constituent Exchange whose VWAP falls outside 1.5 standard deviations of the mean VWAP across all Constituent Exchanges are excluded. At the trade level, any individual trade with a price that falls outside 2.5 standard deviations of the mean price across the then most recent 10-minute window across the Constituent Exchanges is excluded.

Constituent Exchange / Platform Selection	The selection of exchanges for use in the Prior Index is based on the accessible venues where execution transactions for bitcoin will occur.

Exchanges are eligible as Constituent Exchanges if they qualify as Watchlist or Participating Exchanges under the Index Provider’s vetting methodology. Watchlist Exchange criteria include, among other things, a minimum average daily reported volume of $5,000,000 USD over the prior six-month period, operation as a centralized spot exchange, and provision of continuous trade data. Participating Exchanges must satisfy all Watchlist criteria and additionally must operate within the laws of their domiciled country, differentiate users based on geolocation, enforce KYC and AML controls, and have experienced no meaningful security lapse or breach in the last 12 months resulting in loss of client or exchange funds exceeding 1.0% of total holdings.

Constituent Exchange / Platform Composition	As of July 31, 2026, the Constituent Exchanges included Kraken, Gemini, Coinbase, Bullish, Bitstamp, LMAX Digital and Crypto.com.	As of July 31, 2026, the Constituent Exchanges included in the Index are Kraken, Bitstamp, Bitfinex, LMAX, Gemini, bitFlyer, itBit and Luno.
Data Used in Calculation

The Prior Index is calculated daily and aggregates the notional value of bitcoin trading activity across major bitcoin spot exchanges, using the volume-weighted median of executed transactions within each time partition.

Executed transactions from Constituent Exchanges are used in the calculation; price quotes are not used, and prices are calculated net of any transaction costs.
Index Launch Date	The Prior Index was introduced on February 28, 2022, and is based on materially the same methodology (except calculation time) as the BRR, which was first introduced on November 14, 2016.	June 16, 2022.

~~A trading venue is eligible as a “Constituent Exchange” in any of the CME CF Cryptocurrency Pricing Products if it offers a market that facilitates the spot trading of the relevant cryptocurrency base asset against the corresponding quote asset, including markets where the quote asset is made fungible with Accepted Assets (the “Relevant Pair”) and makes trade data and order data available through an Automatic Programming Interface (“API”) with sufficient reliability, detail and timeliness. The Oversight Committee considers a trading venue to offer sufficiently reliable, detailed and timely trade data and order data through an API when: (i) the API for the “Constituent Exchange” does not fall or become unavailable to a degree that impacts the integrity of the Index given the frequency of calculation; (ii) the data published is at the resolution required so that the benchmark can be calculated, with the frequency and dissemination precision required; and (iii) the data is broadcast and available for retrieval at the required frequency (and not negatively impacted by latency) to allow the methodologies to be applied as intended.~~

~~Furthermore, it must, in the opinion of the Oversight Committee, fulfill the following criteria:~~

~~1.~~	~~The venue’s Relevant Pair spot trading volume for an index must meet the minimum thresholds as detailed below for it to be admitted as a constituent exchange: The average daily volume the venue would have contributed during the observation window for the Reference Rate of the Relevant Pair exceeds 3% for two consecutive calendar quarters.~~

~~2.~~	~~The venue has policies to ensure fair and transparent market conditions at all times and has processes in place to identify and impede illegal, unfair or manipulative trading practices.~~

~~3.~~	~~The venue does not impose undue barriers to entry or restrictions on market participants, and utilizing the venue does not expose market participants to undue credit risk, operational risk, legal risk or other risks.~~

~~4.~~	~~The venue complies with applicable law and regulation, including, but not limited to, capital markets regulations, money transmission regulations, client money custody regulations, KYC and AML regulations.~~

~~5.~~	~~The venue cooperates with inquiries and investigations of regulators and the Administrator upon request and must execute data sharing agreements with CME Group. Once admitted, a constituent exchange must demonstrate that it continues to fulfill criteria 2 to 5 inclusive. Should the average daily contribution of a constituent exchange fall below 3% for any Reference Rate, then the continued inclusion of the venue as a constituent exchange to the Relevant Pair shall be assessed by the CME CF Oversight Committee.~~

~~Additionally, a trading venue may be nominated for addition to the list of Constituent Exchanges by any member of the public, exchange or the Oversight Committee.~~

~~The Sponsor has selected the Index for its quality and rigor as well as its broad, well-balanced universe, which the Sponsor believes best reflects the market price of bitcoin.~~

The ~~below~~following table ~~reflects~~sets forth the average ~~daily trading volume (in USD) for a one hour period of each of the Bitcoin Exchanges included in the Index as of September 30, 2023, using data observed by the Index Provider through the public APIs of the Bitcoin Exchanges from October 1, 2022, to September 30, 2023:~~, high, low and end-of-period price under the Prior Index for each period from the date of the listing of the Shares on the Exchange, through July 31, 2026.

~~Bitcoin Exchanges Included in the Index As of September 30, 2023~~ Period	Average	High		~~Average Daily Volume (in USD)~~ Low	End-of-Period
~~Coinbase~~Twelve months ended December 31, 2024	$65,949.13		$106,514.96	$39,238.43	~~24,725,216~~$93,730.35
~~Bitstamp~~Twelve months ended December 31, 2025	$101,610.98		$125,663.20	$76,737.31	~~2,891,083~~$87,315.53
~~Gemini~~January 1, 2026 through July 31, 2026	$72,583.38		$97,546.85	$58,605.41	~~834,632~~$62,962.98
~~itBit~~January 10, 2024 (inception) through July 31, 2026	$81,606.94		$125,663.20	$39,238.43	~~373,581~~$62,962.98
~~Kraken~~		~~$~~			~~4,687,975~~
~~LMAX Digital~~		~~$~~			~~4,688,440~~

The following table sets forth the average, high, low, and end-of-period price under the Index for each period from the date of the listing of the Shares on the Exchange, through July 31, 2026. The Sponsor has not observed a material difference between the Prior Index prices and Index prices during this period.

Period	Average	High	Low	End-of-Period
Twelve months ended December 31, 2024	$65,940.11	$106,476.42	$39,254.90	$93,727.43
Twelve months ended December 31, 2025	$101,645.54	$125,615.55	$76,769.36	$87,301.11
January 1, 2026 through July 31, 2026	$72,442.09	$97,511.56	$58,604.15	$62,966.28
January 10, 2024 (inception) through July 31, 2026	$81,646.48	$125,615.55	$39,254.90	$62,966.28

~~The domicile, regulation and legal compliance of the Bitcoin Exchanges included in the Index varies. Information regarding each Bitcoin Exchange may be found, where available, on the websites for such Bitcoin Exchanges and public registers for compliance with local regulations, among other places.~~

~~The Sponsor has entered into a licensing agreement with the Index Provider to use the Index (the “Index Licensing Agreement”). The Trust is entitled to use the Index pursuant to a sub-licensing arrangement with the Sponsor.~~

~~As the Index is calculated as a price return, it does not track airdrops involving bitcoin. Accordingly, the Trust does not participate in airdrops, as further described above in “Risk Factors — The inability to recognize the economic benefit of a “fork” or an “airdrop” could adversely impact an investment in the Trust.”~~

~~CF BENCHMARKS LTD. DATA IS USED UNDER LICENSE AS A SOURCE OF INFORMATION FOR THE TRUST’S PRODUCTS. CF BENCHMARKS LTD., ITS AGENTS AND LICENSORS HAVE NO OTHER CONNECTION TO THE TRUST’S PRODUCTS AND SERVICES AND DOES NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY OF THE TRUST’S PRODUCTS OR SERVICES. CF BENCHMARKS LTD., ITS AGENTS AND LICENSORS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE TRUST’S PRODUCTS AND SERVICES. CF BENCHMARKS LTD., ITS AGENTS AND LICENSORS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE TRUST AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.~~

NET Asset Value Determinations

Calculation of NAV and NAV per Share

The Administrator calculates the NAV of the Trust once each Exchange trading day. The NAV for a normal trading day will be released after 4:00 p.m. ET. Trading during the core trading session on the Exchange typically closes at 4:00 p.m. ET. However, NAVs are not officially struck until later in the day (often by 5:30 p.m. ET and almost always by 8:00 p.m. EST). The pause between 4:00 p.m. ET and 5:30 p.m. ET (or later) provides an opportunity for the Administrator to algorithmically detect, flag, investigate, and correct unusual pricing should it occur. Any such correction could adversely affect the value of the Shares. If the Index is not available, or if the Sponsor determines in good faith that the Index does not reflect an accurate bitcoin price, then the Administrator will determine NAV by reference to the Trust’s principal market. There are no predefined criteria to make a good faith assessment as to which of the rules the Sponsor will apply, and the Sponsor may make this determination in its sole discretion.

The Trust is subject to the risk that the Administrator may calculate the NAV in a manner that ultimately inaccurately reflects the price of bitcoin. To the extent that the NAV, Principal Market NAV, the Index, the Administrator’s or the Sponsor’s other valuation methodology are incorrectly calculated, neither the Sponsor, the Administrator, the Index Provider nor the Trustee will be liable for any error and such misreporting of valuation data could adversely affect the value of the Shares and investors could suffer a substantial loss on their investment in the Trust. Moreover, the terms of the Trust Agreement do not prohibit the Sponsor from changing the Index or other valuation method used to calculate the NAV and Principal Market NAV of the Trust. Any such change in the Index or other valuation method could affect the value of the Shares and investors could suffer a substantial loss on their investment in the Trust.

ADDITIONAL INFORMATION ABOUT THE TRUST

The Trust’s Fees and Expenses

The Sponsor Fee will accrue daily and will be payable in bitcoin ~~weekly~~at least quarterly in arrears. The Administrator will calculate the Sponsor Fee on a daily basis by applying a 0.21% annualized rate to the Trust’s ~~total bitcoin holdings~~NAV, and the amount of bitcoin payable in respect of each daily accrual shall be determined by reference to the Index. The Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the Sponsor Fee.

WHERE YOU CAN FIND MORE INFORMATION

Incorporation by Reference

This prospectus incorporates by reference the following documents that have previously been filed by the Trust:

●	Our Annual Report on Form 10-K for the period ended December 31, ~~2023~~2025, filed with the SEC on March ~~26~~2, ~~2024~~2026;

●	Our Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026;

●	Our Current Report on Form 8-K, filed with the SEC on July 7, 2026; and